FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

of Securities Exchange Act of 1934

March 9, 2005

Commission File Number 001-14804

OAO TATNEFT

(also known as TATNEFT)

(name of Registrant)

75 Lenin Street

Almetyevsk, Tatarstan 423450

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): . . . . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

March 9, 2005

On March 5, 2005, OAO Tatneft issued the following press release:

PRESS RELEASE

OAO Tatneft announces restatements of its US GAAP financial statements

Almetyevsk, 5 March 2005

OAO Tatneft announces that the Company has identified errors related to deferred tax expense and depreciation, depletion and amortization expense in its previously issued audited financial statements prepared under US GAAP. The errors resulted in an understatement of expenses of approximately 2.3 billion Russian Rubles (U.S.$ 73.4 million) in 2002 and 0.2 billion Russian Rubles (U.S.$ 6.9 million) in 2001 (relating to depreciation, depletion and amortization expense only), and corresponding overstatements of net income under US GAAP in those years. The cumulative impact of the error related to depreciation, depletion and amortization expense on years earlier than 2001 was less than 0.7 billion Russian Rubles.

The Company will also make adjustments to its previously published interim unaudited financial statements prepared under US GAAP for the first six months of 2003, including, inter alia, the effect of the error referred to above in the calculation of deferred tax expense for 2002, which resulted in an understatement of US GAAP net income for the first six months of 2003 of approximately 2 billion Russian Rubles (U.S.$ 64.0 million). The Company will also make other adjustments in these interim unaudited financial statements identified in the course of the audit of its U.S. GAAP financial statements for 2003 which, in aggregate, are not expected to be material to the Company’s net income in that reporting period.

The identification of these errors was not connected with any review by the Russian or Tatarstan Tax Authorities or compliance by OAO Tatneft with Russian or Tatarstan tax laws. Nor was it connected with the investigation being conducted by Kennedys, special counsel to the Audit Committee of the Board of Directors of OAO Tatneft, of certain transactions identified by the Company’s external auditors.

OAO Tatneft will release its restated interim unaudited financial statements for the first six months of 2003 and its restated audited financial statements for 2002 and 2001 when it publishes its audited US GAAP financial statements for 2003. The Company expects the audit of the Company’s financial statements prepared under US GAAP for the year ended 31 December 2003 to be completed after the results of the investigation by Kennedys have been assessed. OAO Tatneft will publish its audited financial statements prepared under US GAAP for the year ended 31 December 2003, and file its annual report on Form 20-F for 2003 with the US Securities and Exchange Commission, upon completion of the 2003 audit.

The Company has been in active communication with the New York Stock Exchange (the “NYSE”) throughout the finalization of the audit of its financial statements for 2003 and is aware of the NYSE’s policy regarding the late filing of Annual Reports on Form 20-F.

Press-service of OAO Tatneft

Forward-looking statements: This press-release contains certain forward-looking statements of OAO Tatneft. OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence.

Currency translation: U.S. dollar amounts for each of 2001, 2002 and the first six months of 2003 have been derived from the corresponding Russian Ruble amounts using the average exchange rate for the relevant period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT By: /s/ Vladimir P. Lavushchenko Name: Vladimir P. Lavushchenko Title: Deputy General Director for Economics, Chairman of Disclosure Committee

Date:	March 9, 2005